Exhibit 21.1

Subsidiaries of the registrant

Subsidiaries	Place of incorporation
Intchains Investment (BVI) Limited	British Virgin Islands
Intchains Global Limited	British Virgin Islands
Intchains Technology (Hongkong) Limited	Hong Kong
Jerryken Intelligent Technology (Shanghai) Co., Ltd.	PRC
Shanghai Intchains Technology Co. Ltd.	PRC
Shanghai Lianfa Information Technology Co., Ltd.	PRC
Shanghai Xinbaiwei Intelligent Technology Co., Ltd.	PRC